24/7 KID DOC, INC.

8269 Burgos Ct.

Orlando, FL 32836

Securities and Exchange Commission

Washington, DC 20549

Re:24/7 Kid Doc, Inc.

Amendment No. 1 to Form 10-12G

Filed April 1, 2019

File No. 000-27251

To whom it may concern:

Please find our responses to the comments made on April 23, 2019.

Item 1. Description of Business

Operations, page 4

1. Please elaborate upon the status of your Telemedicine Care Center and what additional steps, if any, will be taken by you in order for the care center to be fully operational.  If you require additional cash resources to fully establish this care center, please disclose how you intend to procure such resources or finance such costs.

The disclosure has been revised to indicate that we intend to establish the Telemedicine Care Center once there is enough of a demand for our services.  We are not currently at a point in our development where we require more than one provider available at any given time.  Once we have enough demand for our services, we will use any additional income earned to finance the Telemedicine Care Center.

Marketing Strategy, page 5

2. We note your disclosure that, "[i]n order to operate and ensure that insurance providers can be appropriately billed, [you] require a Medicaid license in a State that has a telemedicine parity law," and that you "are currently applying for a Medicaid license in Florida and Georgia."  However, the description of your business on page 4 suggests that you are currently providing telemedicine services.  You also disclose in your discussion of your "Capital and Source of Liquidity" that "[you] believe [y]our cash on hand and cash generated from operations will be sufficient to conduct operations through December 31, 2019."  Please clearly disclose throughout your filing whether you are currently operating.  If you are not currently operating, please tell us how you expect to generate cash from operations sufficient to operate through December 31, 2019.

The disclosure has been revised to properly indicate which parts of the company are operating.  Further, the statement “Cash generated from operations” has been appropriately removed.

3. Please provide support for your statement that "[t]he trend is moving toward all insurance companies in all states covering telemedicine, as it represents significant savings to the insurance companies, Medicare, and Medicaid."

We based our statement on the following sources:

In December 2018, Secure Telehealth reported that, “38 States + DC have laws requiring Private Insurance to reimburse for services provided by Telehealth.  In 2016 only 24 states had Telemedicine parity laws.”

In October 2017, Bloomberg stated, “The Chronic Care Act will push the commercial payers to start providing Telemedicine coverage parity even in states where the law doesn’t require it.”

In January 2019, Healthchat stated, “Telemedicine keeps minor health issues out of expensive health care facilities and hospital emergency rooms saving the insurance providers money.  The adoption of Telemedicine offers insurance companies a way to deliver healthcare conveniently and inexpensively to their members. The ROI for insurance companies to adopt telemedicine for their members is substantial.”

We have added these sources to the disclosure, and have changed it from “all insurance companies in all states” to “many insurance companies in many states” to remove the absoluteness from the statement and to further clarify that this is an expected trend, rather than a guaranteed trend.

4. We note your disclosure that "[you] are currently seeking help in Congress to set a national parity measure."  Please briefly describe the steps you have taken to seek this national parity measure.

We are not actively making efforts toward petitioning Congress at this time.  This disclosure has been removed for accuracy.

Item 2. Management’s Discussion and Analysis of Results of Operations and Financial

Condition, page 7

5. We note that certain of your disclosures within management's discussion and analysis of results of operations and financial condition present information that differs from that seen on the face of your audited financial statements.  As examples only and not an inclusive list, your disclosure in the last paragraph on page 7 states that you had net cash used in financing activities of $1,574 for the year ended December 31, 2018 while your financial statements indicate you had net cash provided by financing activities of $119,295, and the first paragraph under the heading "Results of Operations" on page 8 states that you had a net loss of $60,506 for the year ended December 31, 2018 while your financial statements indicate you had a net loss of $61,363.  Please carefully review the disclosures in this section of your filing and revise as necessary to disclose information that is consistent with your audited financial statements.

The management’s discussion has been reviewed and revised to contain the correct financial disclosures.

Results of Operations, page 8

6. Please elaborate upon the $1,404 you received from the sale of supplies to clarify whether this amount reflects the receipt of revenue and, if so, how the receipt of revenue fits into your business model, considering you state elsewhere that you intend to generate revenue by providing services but are unable to generate revenue at this time.

The $1,404 refers to the sale of a Welch Alyn otoscope to Dr. Benitez at cost.  It is not revenue.

Controls and Procedures, page 10

7. We note you have elected to include your managements’ assessments regarding the effectiveness of your disclosure controls and procedures and your internal controls over financial reporting in your registration statement.  You disclose in the third paragraph on page 11 that your management assessed the effectiveness of your internal control over financial reporting as of December 31, 2018 and concluded that it is effective.  However, the fifth paragraph on page 11 refers to both 2015 and 2018, and states that, based on your assessment, you concluded that your internal control over financial reporting was not effective, and that a material weakness existed as of December 31, 2018.  If you continue to elect to disclose management's assessments of the effectiveness of your disclosure controls and procedures and internal control over financial reporting, please respond to the following comments:

• Please revise your disclosure to clarify your managements’ conclusions regarding whether your internal controls over financial reporting were effective or not effective as of December 31, 2018.  In this regard, your management may not conclude that your internal control over financial reporting is effective when an unremediated material weakness exists at the evaluation date.

• Please disclose whether your management or your auditor identified the material weakness, when the material weakness was discovered, and what steps you have taken or plan to take to mitigate the material weakness.

• You refer under “Evaluation of Changes in Internal Controls over Financial Reporting” to an evaluation that occurred during the fourth quarter of 2015, and a material weakness that existed as of December 31, 2018.  Please revise to consistently describe the evaluation performed and any material weaknesses that existed as of December 31, 2018.

• Please revise your disclosure to better clarify which framework you used to assess the effectiveness of internal control over financial reporting.  Please note that the 2013 COSO framework superseded the 2006 Guidance for Smaller Public Companies; refer to current COSO frameworks at www.coso.org.

• Lastly, please tell us in more detail how your management, under the supervision of your CEO and your CFO, were able to conclude your disclosure controls and procedures were effective as of December 31, 2018, in light of the material weakness you identified in your internal control over financial reporting.  We note you describe this material weakness as "limitations in . . . [your] capacity . . . to identify and react in a timely manner to certain transactions as well as the adequate understanding of the disclosure requirements related to these transactions."

We have elected not to disclose the management’s evaluation of internal controls and have appropriately removed this section.

Item 6. Executive Compensation, page 14

8. We note your disclosure that, during the year ended December 31, 2017 you accrued $60,000 of compensation to your President and CEO, and beginning in October 2018, you began paying compensation to your President and CEO of $5,000 per month.  Please provide the disclosure required by Item 401(m) of Regulation S-K.  In this regard, we note that tables or columns may be omitted only if there has been no compensation awarded to, earned by, or paid to any named executive officers, and it appears from your disclosure that your President and CEO received compensation for your 2017 and 2018 fiscal years.

The executive compensation table has been appropriately added to the document.

Item 7. Certain Relationships and Related Transactions, page 15

9. We note your disclosure that, "[i]n November 2017, the president, a board member and one shareholder purchased a total of 1,700,000 shares of common stock at $0.01 per share," and in October 2018, you issued 1,000,000 shares of preferred stock to your president in exchange for $40,000 of accrued compensation, but you do not disclose the name of each related person, as required by Item 404(a)(1) of Regulation S-K.  However, you disclose in "Recent Sales of Unregistered Securities" that, in December 2017, the board authorized the issuance of 1,700,000 shares to Dr. Benitez, Tim Shannon, and Ken Scott, and that, in September of 2018, the board issued 1,000,000 shares of preferred stock to Tim Shannon in exchange for $40,000 of unpaid accrued compensation.  Please clarify whether the transactions disclosed in these two sections are the same, and, if so, revise for consistency of the dates of the transactions.  If these are different issuances, please revise the disclosure of your related party transactions to include the December 2017 transaction and the September 2018 transaction, and to identify the parties involved.

The transactions disclosed in these sections are the same.  These two sections have been adjusted for consistency.

Item 11. Description of Securities, page 16

10. Please revise this disclosure to disclose the rights of any other authorized class of securities, such as your preferred stock, if such securities materially limit or qualify the rights of your common stock.  Refer to Item 202 of Regulation S-K.

The disclosure has been revised to disclose the rights of the preferred stock.

Financial Statements

Balance Sheet, page 21

11. Please reconcile for us the number of common shares issued and outstanding at each of December 31, 2018 and 2017 as seen on the face of your Balance Sheets with the number of shares seen on the face of your Statements of Stockholders' Equity (Deficit).  As one example only and not an inclusive list, your equity statement indicates that you had 49.8 million common shares issued at December 31, 2017, while your balance sheet appears to indicate you had 51.8 million common shares issued at December 31, 2017.  Please similarly reconcile for us the number of treasury shares outstanding at December 31, 2017 as seen on the face of your Balance Sheet with the number of treasury shares outstanding at December 31, 2017 as seen on the face of your Statements of Stockholders' Equity (Deficit).

Our financial statements for the years ended December 31, 2018 and 2017, as previously filed as part of our Amendment No. 1 to Form 10-12G filled with the SEC on April 1, 2019 has been restated.  The previously filed financial statements did not reflect the proper recording of a prior period stock adjustment.  The impact of this restatement on the Company’s Balance Sheet as of December 31, 2018 and 2017, Income Statements for the years ended December 31, 2018 and 2017 and Statement of Cash Flows for the years ended December 31, 2018 and 2017 have been reflected in the document.  This information has been included in Note 9 of the financial statements.

Note 4. Notes Payable, page 29

12. We note your disclosure that your promissory notes payable are convertible into shares of your common stock during the term of the loan.  Please expand your footnote disclosure to describe the terms of this debt including the conversion feature.  Please refer to ASC 470-20 and ASC 505-10-50-3.

The disclosure has been revised to state that the conversion price per share is $0.008, subject to adjustments for stock splits and combinations.

Note 6. Stockholders’ Deficit, page 29

13. We note that, in your Form 10-12G filed on February 27, 2019, you included disclosures in Note 5 to your financial statements for the nine months ended September 30, 2018 indicating that the preferred shares you issued on September 12, 2018 were convertible for a period of one year, at the rate of 10 shares of Common stock for each share of preferred stock.  However, your current filing does not include this disclosure.  Please expand your footnote disclosures to describe the material terms of your preferred stock, including redemption, dividend and conversion features, if any.  Please refer to ASC 505-10-50-3 through 50-5.

The note has been expanded pursuant to ASC 505-10-50-3 through 50-5.

14. Please note that the description of each line item in your Statements of Stockholders' Equity (Deficit) is truncated and not fully visible.  Please revise your statements of stockholders' deficit or the related footnotes to your financial statements to explain the $53,703 and $20,000 increases in additional paid in capital during the year ended December 31, 2018.

The Statement of Stockholders’ Equity (Deficit) has been reformatted.  A footnote has been added to discuss the extinguishment of debt and the other related party transactions note has been appropriately expanded.

Exhibits

15. Please file your Articles of Incorporation as an exhibit.

The Articles of Incorporation and the Articles of Merger have been filed as an exhibit.

The Company and its management acknowledges that it is responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

/s/Tim Shannon

24/7 Kid Doc, Inc.

May 9, 2019